Exhibit 99.1

SCISPARC LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

UNAUDITED

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		June 30,		December 31,
		2024	2023	2023
		Unaudited		Audited
	Note	USD in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$252	$2,081	$2,076
Restricted deposit		64	44	65
Short-term deposit		2,308	-	3,000
Trade receivables		19	43	22
Other accounts receivable		298	815	540
Inventory		415	660	742

		3,356	3,643	6,445

NON-CURRENT ASSETS:
Intangible asset, net	4	3,006	4,474	3,189
Related parties	5,6	2,448	-	-
Investment in company account for at equity	3	1,196	893	781
Investments in financial assets	5	403	849	659
Property and equipment, net		73	33	108

		7,126	6,249	4,737

		$10,482	$9,892	$11,182

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		June 30,		December 31,
		2024	2023	2023
		Unaudited		Audited
	Note	USD in thousands

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables		$1,164	$1,247	$802
Other accounts payable		253	153	185
Warrants	8	345	1,714	532

Lease liability		38	-	52

		1,800	3,114	1,571

NON-LIABILITIES
Lease liability		26	-	24

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	9
Share capital and premium		67,258	58,898	64,526
Reserve from share-based payment transactions		5,298	5,248	5,282
Warrants		5,190	5,190	5,190
Foreign currency translation reserve		497	497	497
Transactions with non-controlling interests		810	712	810
Accumulated deficit		(72,133)	(66,449)	(68,691)

		6,920	4,096	7,614
Non-controlling interests		1,736	2,682	1,973

Total equity		$8,656	$6,778	$9,587

Total liabilities and equity		$10,482	$9,892	$11,182

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

		Six months ended June 30,			Year Ended December 31,
		2024	2023		2023
		Unaudited			Audited
	Note	USD in thousands, except per share amounts

Revenues		$840	$1,972		$2,879

Cost of goods sold		(366)	(508)		(683)

Gross profit		474	1,464		2,196

Research and development expenses	10a	841	781		1,641
Sales and marketing		528	729		1,297
Impairment of intangible asset		-	-		1,042
General and administrative expenses	11b	2,632	2,921		5,031
Operating loss		3,527	2,967		6,815
Company’s share of losses of companies accounted for at equity, net		208	99		210
Finance income		(323)	(1,024)		(2,219)
Finance expenses		272	877		1,055
Loss before income taxes		3,684	2,919		5,861

Taxes on income		(5)	13		22

Total comprehensive loss		3,679	2,932		5,883
Attributable to:
Equity holders of the Company		3,442	2,880		5,122
Non-controlling interests		237	52		761
		3,679	2,932		5,883
Basic loss per share attributable to equity holders of the Company:
Loss from operations		1.70	10.85	(*)	14.43
Diluted loss per share attributable to equity holders of the Company:
Loss from operations		1.70	10.85	(*)	14.43

(*)	Loss per share retroactively adjusted in these consolidated statements of comprehensive loss to reflect “Reverse Share Split”. See Note 9.

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

For the six months ended June 30, 2024

	Attributable to equity holders of the Company
	Share capital and premium	Reserve from share-based payment transactions	Warrants	Transactions with non- controlling interests	Foreign currency translation reserve	Accumulated deficit	Total	Non- controlling interests	Total equity
	USD in thousands
Balance at January 1, 2024	$64,526	5,282	5,190	810	497	(68,691)	7,614	1,973	9,587

Income (loss)	-	-	-	-	-	(3,442)	(3,442)	(237)	(3,679)
Issuance of shares, net of issuance expenses	2,722	-	-	-	-	-	2,722	-	2,722
Cost of share-based payment	10	16	-	-	-	-	26	-	26

Balance at June 30, 2024	$67,258	5,298	5,190	810	497	(72,133)	6,920	1,736	8,656

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

For the six months ended June 30, 2023

	Attributable to equity holders of the Company
	Share capital and premium	Reserve from share-based payment transactions	Warrants	Transactions with non- controlling interests	Foreign currency translation reserve	Accumulated deficit	Total	Non- controlling interests	Total equity
	USD in thousands
Balance at January 1, 2023	$58,592	5,180	5,190	559	497	(63,569)	6,449	-	6,449

Income (loss)	-	-	-	-	-	(2,880)	(2,880)	(52)	(2,932)
Issuance of share capital in respect of investment in affiliate	288	-	-	-	-	-	288	-	288
Sale of minority interest in subsidiary	-	-	-	153	-	-	153	2,734	2,887
Issuance of shares, net of issuance expenses	(45)	-	-	-	-	-	(45)	-	(45)
Cost of share-based payment	63	68	-	-	-	-	131	-	131

Balance at June 30, 2023	$58,898	5,248	5,190	712	497	(66,449)	4,096	2,682	6,778

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31, 2023

	Attributable to equity holders of the Company
	Share capital and premium	Reserve from share-based payment transactions	Warrants	Transactions with non- controlling interests	Foreign currency translation reserve	Accumulated deficit	Total	Non- controlling interests	Total equity
	USD in thousands
Balance at January 1, 2023	$58,592	5,180	5,190	559	497	(63,569)	6,449	-	6,449

Income (loss)	-	-	-	-	-	(5,122)	(5,122)	(761)	(5,883)
Sales of minority interest in subsidiary	-	-	-	251	-	-	251	2,734	2,985
Issuance of share capital in respect of investment in affiliate	288	-	-	-	-	-	288	-	288
Issuance of share capital, net of issuance expenses	5,552	-	-	-	-	-	5,552	-	5,552
Cost of share-based payment	94	102	-	-	-	-	196	-	196

Balance at December 31, 2023	$64,526	5,282	5,190	810	497	(68,691)	7,614	1,973	9,587

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,		Year Ended December 31,
	2024	2023	2023
	Unaudited		Audited
	USD in thousands

Cash flows from operating activities:

Loss	$(3,679)	$(2,932)	$(5,883)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	219	267	538
Loss on impairment of intangible asset	-	-	1,042
Cost of share-based payment	26	131	196
Finance expenses, net	(206)	(1,023)	(2,205)
Group’s share of losses of company accounted for at equity, net	185	98	210
Losses from remeasurement of investment in financial assets	256	855	1,048

	480	328	829

Working capital adjustments:

Decrease (increase) in other accounts receivable	242	(684)	(409)
Increase (decrease) in trade payables	362	48	(397)
Increase (decrease) in other accounts payable	68	(40)	(8)
Decrease (increase) in trade receivables	3	39	55
Decrease (increase) in inventory	327	8	(74)

	1,002	(629)	(833)

Net cash used in operating activities	$(2,197)	$(3,233)	$(5,887)

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,		Year Ended December 31,
	2024	2023	2023
	Unaudited		Audited
	USD in thousands

Cash flows from investing activities:

Investment (withdrawal) in restricted bank deposits	$1	$16	$(5)
Investment (withdrawal) in short-term bank deposits	692	-	(3,000)
Purchase of property and equipment	(1)	-	-
Investment in a company accounted for at equity	(600)	(400)	(400)
Investments in financial assets	-	-	(689)
Purchase of financial assets at fair value through profit or loss	-	(687)	-

Net cash provided by investing activities	92	(1,071)	(4,094)

Cash flows from financing activities:

Proceeds from issuance of share capital and warrants (net of issuance expenses)	2,722	(50)	5,552
Repayment of lease liability	(41)	(26)	(47)
Interest paid on lease liability	-	-	(7)
Proceeds from issuance of shares to minority interests in a subsidiary	-	2,887	2985 (*)
Loans to related parties	(2,400)	-	-

Net cash provided by financing activities	281	2,811	8,483

Increase (decrease) in cash and cash equivalents	(1,824)	(1,493)	(1,498)
Cash and cash equivalents at the beginning of the period	2,076	3,574	3,574

Cash and cash equivalents at the end of the period	$252	$2,081	$2,076

(*)	Reclassified

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,		Year Ended December 31,
	2024	2023	2023
	Unaudited		Audited
	USD in thousands

(a) Significant non-cash transactions:

Mutual share exchange of ordinary shares (see note 10)	$-	$288	$288
Right-of-use asset recognized with corresponding lease liability	$-	$-	$102

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 1:- GENERAL

a.	SciSparc Ltd. (formerly known as Therapix Biosciences Ltd.) (“SciSparc” or the “Company” or the “Group”), a specialty clinical-stage pharmaceutical company, was incorporated in Israel and commenced its operations on August 23, 2004. Until March 2014, SciSparc and its subsidiaries at the time were mainly engaged in developing several innovative immunotherapy products and SciSparc’s own patents in the immunotherapy field. In August 2015, the Company decided to adopt a different business strategy and began focusing on developing a portfolio of approved drugs based on cannabinoid molecules. With this focus, the Company is currently engaged in development programs based on Δ9-tetrahydrocannabinol (“THC”) and/or non-psychoactive cannabidiol for the treatment of Tourette syndrome, Alzheimer’s disease and agitation, autism spectrum disorder and Status Epilepticus. The headquarters of the Company are located in Tel Aviv, Israel.

The Company’s ordinary shares are listed on Nasdaq and are trading under the symbol “SPRC”.

As of June 30, 2024, the Company had three private subsidiaries, including an inactive company incorporated under the laws of Israel: Evero Health Ltd (“Evero”); an inactive company incorporated under the laws of Israel: Brain Bright Ltd (“Brain Bright”); and a company incorporated under the laws of the State of Delaware: SciSparc Nutraceuticals Inc. (“SciSparc Nutraceuticals”) (together with Evero and Brain Bright, the “Subsidiaries”).

On September 14, 2023, the Company’s board of directors (the “Board”) resolved that the final ratio for the Third Reverse Split (as defined below) will be 26:1, which became effective on September 28, 2023. Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these interim consolidated financial statements for all periods presented.

b.	These interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2023, and accompanying notes, that were approved on March 31, 2024, and signed on April 1, 2024 (the “2023 Annual Consolidated Financial Statements”).

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 1:- GENERAL (cont.)

c.

The Company incurred a net loss of $3,679 and had negative cash flows from operating activities of $2,197 for the six-month period ended June 30, 2024. As of June 30, 2024, the Company had an accumulated deficit of $72,133 as a result of recurring operating losses. As of June 30, 2024, the Company’s cash and cash equivalents position is not sufficient to fund the Company’s planned operations for at least a year beyond the date of the filing date of the consolidated financial statements. The Company’s pharmaceuticals operations are dependent on its ability to raise additional funds from existing and/or new investors. This dependency will continue until the Group is able to completely finance its operations by generating revenue from its pharmaceutical products. These above-mentioned factors raise substantial doubt about the Group’s ability to continue as a going concern.

The Company intends to finance operating costs over the next twelve months through a combination of actions that may include existing cash on hand and issuing equity and/or debt securities.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liabilities and commitments in the normal course of business.

The interim consolidated financial statements for the period ended June 30, 2024, do not include any adjustments to the carrying amounts and classifications of assets and liabilities that might result should the Group be unable to continue as a going concern.

d.	The interim consolidated financial statements of the Company for the six-month period ended on June 30, 2024, were approved for issuance on October 22, 2024 (the “Approval Date”). In connection with the preparation of the interim consolidated financial statements and in accordance with authoritative guidance for subsequent events, the Company evaluated subsequent events after the consolidated statements of financial position date of June 30, 2024, through November 4, 2024, the date on which the unaudited interim consolidated financial statements were available to be issued.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Financial Information

The Company’s unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. The significant accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the 2023 Annual Consolidated Financial Statements. Accordingly, these condensed consolidated financial statements should be read in conjunction with the 2023 Annual Consolidated Financial Statements. The results for any interim period are not necessarily indicative of results for any future period.

The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements. In the opinion of the Company’s management, the accompanying unaudited condensed consolidated financial statements contain all adjustments that are necessary to present fairly the Company’s financial position and results of operations for the interim periods presented. The results for the six-month period ended June 30, 2024, are not necessarily indicative of the results for the year ending December 31, 2024, or for any future period.

As of June 30, 2024, there have been no material changes in the Company’s significant accounting policies from those that were disclosed in the 2023 Annual Consolidated Financial Statements.

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 3:- INVESTMENT IN ASSOCIATE

On March 10, 2022, the Company entered into a Founders and Investment Agreement with Dr. Alon Silberman, or the MitoCareX Agreement. Pursuant to the MitoCareX Agreement, the Company invested an initial amount of $700, and agreed to invest over the next two years, an additional $1,000, subject to the achievement of certain pre-determined milestones as agreed upon in the MitoCareX Agreement, for up to a 50.01% ownership in MitoCareX Bio Ltd. (“MitoCareX”). MitoCareX is focused on the discovery and development of potential drugs for cancers and other life-threatening conditions. The MitoCareX Agreement also contains customary representations, warranties, covenants, and indemnification provisions. On March 31, 2022, the closing conditions were met, and the Company paid the initial investment amount of $700 to MitoCareX. As of December 31, 2022, the Company owned 31.48% of the outstanding shares of MitoCareX.

On February 17, 2023, MitoCareX achieved its first milestone pursuant to the MitoCareX Agreement. As a result of MitoCareX meeting this milestone, the Company invested an additional sum of $400 in MitoCareX and increased its share ownership in MitoCareX from 31.48% to 41.92%.

On November 25, 2023, MitoCareX achieved its second milestone pursuant to the MitoCareX Agreement. As a result of MitoCareX meeting this milestone, the Company invested an additional sum of $600 in MitoCareX and increased its share ownership in MitoCareX from 41.92% to 52.73%. Notwithstanding the above, the Company and MitoCareX agreed for the additional $600 installment to be deferred to March 25, 2024, and the $600 installment was paid March 11, 2024.

During the six months ended June 30, 2024, and 2023, the Company recorded equity losses from the investment in MitoCareX in the amount of $185 and $98, respectively.

The table below summarizes the fair value of the investment in MitoCareX:

Balance at January 1, 2023	$591
Investment following achievement of first milestone	400
Equity losses from investment in MitoCareX	(210)

Balance at December 31, 2023	781

Investment following achievement of second milestone	600
Equity losses from investment in MitoCareX	(185)

Balance at June 30, 2024	$1,196

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 4:- INTANGIBLE ASSET

On September 30, 2022, the Company announced the closing of the acquisition (“Wellution Acquisition”) of WellutionTM, an Amazon Marketplace account and American food supplement and cosmetics brand and trademark (the “Brand”). In connection with the Wellution Acquisition, the Company incorporated a new wholly owned Delaware subsidiary, SciSparc Nutraceuticals., to hold the new assets. The definitive agreement for the acquisition of the Brand was entered into with Merhavit M.R.M Holding and Management Ltd (“M.R.M”).

At the closing, the Company paid a cash payment of $4,540 and an additional $321 in purchase costs.

In addition, the Company issued to M.R.M $15,000 worth of warrants to purchase ordinary shares of the Company at an exercise price of $7.00 per share (with a cashless exercise mechanism) and with an exercise period of five years from the closing of the Wellution Acquisition (the “September 2022 Warrants”). The September 2022 Warrants will become exercisable upon the earlier of (i) an achievement of $100 million of gross sales by the Brand in the aggregate or (ii) if the price of the Company’s ordinary shares closes at $10.00 per share or above. On March 26, 2024, M.R.M. agreed with the Company to waive all its rights under the M.R.M. Warrants and have the M.R.M. warrants cancelled for no consideration.

The Company reviewed the transaction and deemed it to be the purchase of assets for accounting purposes under generally accepted accounting principles. The Company reviewed the guidance under International Financial Reporting Standard (“IFRS”) 3, Business Combinations, for the transaction and determined that the fair value of the gross assets acquired was concentrated in a single identifiable asset, a brand. Accordingly, the Company treated the transaction as an asset acquisition. On the closing date of the Wellution Acquisition, the Company fully recognized the Wellution Acquisition amount total of $4,861 as an intangible asset, to be amortized over a period of 10 years.

In the years ended December 31, 2022, and 2023, the Brand recorded significant losses. As of December 31, 2023, the Company has determined there are signs of decline in the value of the Brand and recognized a loss as a result of impairment to its intangible asset of $1,042.

The impairment loss was determined based on the revenue projections of the Brand, using the relief from royalty approach. Under the relief from royalty approach, the fair value of a brand is determined based on discounted future royalty payments that the owner of the asset would have been required to pay if instead of purchasing the intangible asset it would have been licensed from a third party. Revenues were projected for a period of 8.7 years commensurate with the remaining estimated useful life of the Brand and with no terminal value. The projections were determined based on the current period revenues, assuming a short-term growth rate that is consistent with management’s expectations that revenues of the Brand will resume their past extent, as of the date of purchase of the Brand, a growth rate thereafter of 13.8% and a declining growth rate for the long term, reaching 2% at the terminal year. Theoretical royalties arising from the Brand were capitalized at a discount rate of 20.6%.

The table below summarizes the fair value of the intangible asset:

Balance at January 1, 2023	$4,717
Loss on impairment of intangible asset	(1,042)
Depreciation of intangible asset	(486)

Balance at December 31, 2023	3,189

Depreciation of intangible asset	(183)

Balance at June 30, 2024	$3,006

During the six months ended June 30, 2024, and 2023, the Company recorded depreciation expenses with respect to intangible asset in the amount of $183 and $ 243, respectively.

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 5:- INVESTMENT IN FINANCIAL ASSETS

Share Purchase Agreement

On June 25, 2023, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with AutoMax Motors Ltd. (“AutoMax”), an Israeli company traded on the Tel Aviv Stock Exchange (“TASE”) and the leading parallel importer and distributor of vehicles in Israel, pursuant to which, at the closing and upon the terms and conditions set forth in the Share Purchase Agreement, the Company invested NIS 2,500 (approximately $689) in cash, in exchange for ordinary shares, NIS 0.05 par value, of AutoMax (the “AutoMax Shares”) based on a price per share of NIS 0.5. As of June 30, 2024, the listed share price of AutoMax on the TASE was NIS 0.213, and the Company has recorded a loss in its statements of comprehensive loss of $246 on its investment.

Bridge Loan Agreement

On January 16, 2024, the Company entered, as a lender, into an agreement (the “Bridge Loan Agreement”) with AutoMax, pursuant to which AutoMax received from the Company a bridge loan (the “Bridge Loan”) in the amount of $1,400, further to the previously announced non-binding letter of intent for the Company to acquire AutoMax (the “AutoMax Acquisition”).

The Bridge Loan Agreement states that the principal amount of the Bridge Loan will bear interest at a rate of 7% per annum (or 9% per annum if the AutoMax Acquisition is not consummated prior to the repayment date), compounded annually. The Bridge Loan amount, together with any accrued interest (the “Owed Amount”), may be repaid in part or in whole at the discretion of AutoMax prior to the repayment date. The repayment of the Owed Amount will be due at the earlier date of: (a) the consummation of the Merger (as defined below), in which the Owed Amount shall be deemed a part of, and set-off against, the financing amount the Company will provide AutoMax with upon Closing, which is expected to be $4,250; or (b) if the definitive agreement for the AutoMax Acquisition is terminated in accordance with its terms, within three months from such termination date; or (c) July 15, 2024.

On June 9, 2024, the Company entered into an amendment (the “Amendment”) to the Bridge Loan Agreement with AutoMax. Pursuant to the Amendment, the Company extended an additional loan in the amount of $1,000 to AutoMax under terms similar to the Bridge Loan Agreement, bringing the total Bridge Loan amount to $2,400. In addition, the repayment date was amended such as that the Owed Amount will be due at the earlier date of: (a) the consummation of the Merger, in which the Owed Amount shall be deemed a part of, and set-off against, the financing amount the Company will provide AutoMax with upon Closing, which is expected to be $4,250; or (b) if the definitive agreement for the AutoMax Acquisition is terminated in accordance with its terms, within three months from such termination date. As of June 30, 2024, the loan amount and accrued interest stand at $2,448.

On September 5, 2024, the Company entered into a second amendment (the “Second Amendment”) to the Bridge Loan Agreement with AutoMax. Pursuant to the Second Amendment, the Company extended an additional loan in the amount of $1,850 to AutoMax under terms similar to the Bridge Loan Agreement, bringing the total Bridge Loan amount to $4,250. In consideration for the loan amount, AutoMax established a first ranking fixed charge security interest on AutoMax’s shares of its wholly-owned subsidiary AutoMax Leasing Ltd. in favor of the Company.

Merger Agreement

On April 10, 2024, the Company entered into an Agreement and Plan of Merger, as amended (the “Merger Agreement”) with AutoMax and SciSparc Merger Sub Ltd., an Israeli limited company and wholly-owned subsidiary of the Company (“Merger Sub”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including approval of the transaction by the Company’s shareholders and AutoMax’s shareholders, Merger Sub will be merged with and into AutoMax, with AutoMax surviving the Merger as a wholly-owned subsidiary of the Company (the “Merger”) (see also note 6).

At the effective time of the Merger (the “Effective Time”, as further defined in the Merger Agreement): (a) each outstanding share of AutoMax’s share capital will be converted into the right to receive ordinary shares of the Company, equal to the exchange ratio set forth in the Merger Agreement (the “Exchange Ratio”). Under the Exchange Ratio, following the Effective Time, the former AutoMax shareholders immediately before the Merger (other than the Company) are expected to hold together approximately 47.49% (minus the Finder Fee, as defined in the Merger Agreement) of the aggregate number of the outstanding ordinary shares of the Company on fully diluted basis (subject to certain exceptions). The shareholders of the Company, together with the holders of the Company’s convertible securities, immediately before the Merger are expected to hold together approximately 52.51% of the aggregate number of the outstanding ordinary shares of the Company on fully diluted basis (subject to certain exceptions); (b) subject to the consummation of the Merger (as defined in the Merger Agreement, the “Closing”), and immediately after the Effective Time, AutoMax shall have the right to (i) designate two members to the Company’s board of directors (the “Company’s Board”) if the Company’s Board is comprised of five or six directors; or (ii) designate three members if the Company’s Board is comprised of seven directors. At least one such designee shall be an independent director, as defined under the Nasdaq Stock Market listing rules.

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 6:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Balances with related parties:

	June 30, 2024			December 31, 2023
	Key management personnel	Other related parties		Key management personnel	Other related parties
Current assets	$-	$15		$-	$121
Non-current assets	$-	$2,554	(*)	$-	$108
Current liabilities	$167	$-		$95	$-

(*)	See note 5.

b.	Transactions with related parties (not including amounts described in Note 6c):

	Six months ended		Year ended
	June 30,		December 31,
	2024	2023	2023
Research and development expenses	$26	$-	$40
Sale of minority interest in subsidiary	$-	$-	$2,985	(*)

(*)	Sale of approximately 49% of the outstanding shares of Scisparc Nutraceuticals Inc. to Jeffs’ Brands Holdings Inc.

c.	Benefits to key management personnel (including directors):

	Six months ended		Year ended
	June 30,		December 31,
	2024	2023	2023
Short-term benefits	$438	$585	$1,204

Management fees	$60	$80	$220

Cost of share-based payment	$11	$54	$84

d.

On February 23, 2023, the Company entered into an agreement with Jeffs’ Brands Ltd. (“Jeffs’ Brands”) and Jeffs’ Brands Holdings Inc. (“Jeffs’ Holdings”), a newly-formed wholly owned subsidiary of Jeffs’ Brands, in which Jeffs’ Holdings acquired from the Company common stock of SciSparc Nutraceuticals equal to approximately a 49% for a cash consideration of $2,500. In consideration, the Company received from Jeffs’ Brands an additional amount accounting for certain purchase price adjustments related to inventory and working capital. Mr. Oz Adler, the Company’s Chief Executive Officer and Chief Financial Officer, is the chairman of the board of directors of Jeffs’ Brands.

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 6:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES (cont.)

e.

On March 7, 2022, the Company entered into a cooperation agreement with Clearmind Medicine Inc. (“Clearmind”) in which the Company and Clearmind test and integrate their core technologies with a view to developing novel psychedelic drug candidates (the “Cooperation Agreement”). Dr. Adi Zuloff-Shani, our Chief Technologies Officer, Mr. Amitai Weiss, our President, and Mr. Adler, our Chief Executive Officer and Chief Financial Officer serve as officers and directors of Clearmind.

During the six-month period ended June 30, 2024, the Company recognized expenses in respect of the Cooperation Agreement in the amount of $26.

f.	Mr. Weiss, our chairman of the board of directors, is the chairman of the board of directors of AutoMax (see Note 5).

NOTE 7:- FINANCIAL INSTRUMENTS

Classification of financial assets and financial liabilities:

The financial assets and financial liabilities in the consolidated statements of financial position are classified by groups of financial instruments pursuant to IFRS 9, “Financial Instruments”:

		June 30,		December 31,
		2024	2023	2023
		Unaudited		Audited
	Note	USD in thousands

Financial assets:
Cash and cash equivalents		$316	$2,081	$2,141
Short-term deposits		2,308	-	3,000
Loans to related party		2,448	-	-
Trade receivables		19	43	22
Government authorities		74	100	62
Other receivables		97	715	203
Investments in financial assets		403	849	659

		$5,665	$3,788	$6,087

Financial liabilities:
Credit from others		$-	$-	$48
Warrants liability		345	1,714	532
Lease liability		64	-	76

Total financial and lease liabilities		$409	$1,714	$656

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 8:- WARRANTS

On June 1, 2022, the Company completed a private offering with an investor for gross proceeds of $10,210 (the “June 2022 Private Placement”), providing for the issuance of an aggregate of 136,388 units and pre-funded units, as follows: (a) 12,884 units at a price of $74.88 per unit, each consisting of (i) one ordinary share of the Company, and (ii) two warrants each to purchase one ordinary share (the “June 2022 Warrants”), and (b) 123,504 pre-funded units at a price of $73.294 per unit, each consisting of (i) one pre-funded warrant to purchase one ordinary share and (ii) two June 2022 Warrants.

The June 2022 Warrants have an exercise price of $68.38 per ordinary share. The June 2022 Warrants were exercisable upon issuance and will expire seven years from the date of issuance.

General Overview of Valuation Approaches used in the Valuation:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Economic methodology:

The June 2022 Warrants’ fair value was calculated using the Black–Scholes option pricing model, which takes into account the parameters as disclosed below for each period valuated, in which a valuation was performed at (i) the issuance date, and (ii) each reporting date with the following assumptions:

	December 31, 2023	June 30, 2024
Dividend yield (%)	0	0
Expected volatility (%)	72	72
Risk-free interest rate (%)	3.872	4.324
Underlying share price ($)	4.88	0.80
Exercise price ($)	68.38	68.38
Warrants fair value ($)	192	4

The June 2022 Warrants are classified as current warrant liability in the Company’s balance sheet, as they are exercisable at any given time.

During the six months ended June 30, 2024, and 2023, the Company recorded finance income from the change in fair value of the June 2022 Warrants in the amount of $188 and $1,023, respectively.

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 9:- EQUITY

Reverse Share Split

On August 18, 2023, the Company convened a general meeting of its shareholders, whereby the shareholders approved, inter alia, a reverse split of the Company’s share capital up to a ratio of 30:1. Following the implementation of the Reverse Split, the Company’s authorized share capital was not adjusted under the Company’s Articles, which as of the date of these financial statements consisted of 75,000,000 ordinary shares, no par value.

On September 14, 2023, the Company’s Board resolved that the final ratio for the Reverse Split will be 26:1, which became effective on September 28, 2023.

a.	Composition of share capital as of June 30, 2024, June 30, 2023, and December 31, 2023:

	June 30, 2024		December 31, 2023		June 30, 2023
	Authorized	Issued and outstanding	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares
Ordinary shares, no par value	75,000,000	3,586,104	75,000,000	706,683	75,000,000	282,782

b.	Changes in share capital:

Issued and outstanding share capital:

Number of ordinary shares
Balance at January 1, 2024	706,683

Issuance of share capital – in respect of Standby Equity Purchase Agreement (Note 6j)	980,452

Shares issued to consultants (Note 6e)	5,869

Issuance of share in respect of exercise of pre-funded October 2023 Warrants (Note 6i)	1,893,100

Balance at June 30, 2024	3,586,104

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 9:- EQUITY (cont.)

c.	Rights attached to shares:

Voting rights at shareholders meetings, right to dividends, rights upon liquidation of the Company and right to nominate the directors in the Company.

d.	Capital management in the Company:

The Company’s capital management objectives are to preserve the Company’s ability to ensure business continuity thereby creating a return for the shareholders, investors and other interested parties. The Company is not under any minimal equity requirements nor is it required to attain a certain level of capital return.

e.	Additional issuance of ordinary shares:

On February 26, 2024, the Company issued a consultant 3,465 ordinary shares in respect of services rendered in the amount of $10.

On April 9, 2024, the Company issued 2,404 ordinary shares to two consultants in respect of services rendered in the amount of $7.

f.	March 2021 Financing Round

On March 4, 2021, the Company completed a private offering with several accredited and institutional investors for gross proceeds of $8,150, providing for the issuance of an aggregate of 44,331 units, as follows: (a) 35,242 units at a price of $183,82 per unit, consisting of (i) one ordinary share of the Company, and (ii) a Series A Warrant to purchase an equal number of units purchased (the “2021 Series A Warrants”) and a Series B Warrant (the “2021 Series B Warrants” and, collectively with the 2021 Series A Warrants, the “March 2021 Warrants) to purchase half the number of units, and (b) 9,089 pre-funded units at a price of $183.794 per unit, consisting of (i) one pre-funded warrant to purchase one ordinary share and (ii) one 2021 Series A Warrant and one 2021 Series B Warrant.

The Series A Warrants have an exercise price of $183.82 per ordinary share and the Series B Warrants have an exercise price of $275.60 per ordinary share). Both were exercisable upon issuance and will expire five years from the date of issuance.

The March 2021 Warrants are classified as issued warrants in the Company’s equity.

During the six-month period ended June 30, 2024, and the year ended December 31, 2023, there were no exercises of the 2021 Series A Warrants.

g.	June 2022 Financing Round (see also note 8)

On June 1, 2022, the Company completed the June 2022 Private Placement with an investor for gross proceeds of $10,210, providing for the issuance of an aggregate of 136,388 units and pre-funded units, as follows: (a) 12,884 units at a price of $74.88 per unit, each consisting of (i) one ordinary share of the Company, and (ii) two warrants each to purchase one ordinary share (the “June 2022 Warrants”), and (b) 123,504 pre-funded units at a price of $73.294 per unit, each consisting of (i) one pre-funded warrant to purchase one ordinary share and (ii) two June 2022 Warrants.

The June 2022 Warrants have an exercise price of $68.38 per ordinary share. The June 2022 Warrants were exercisable upon issuance and will expire seven years from the date of issuance.

The June 2022 Warrants are classified as current warrant liability in the Company’s balance sheet, as they are exercisable at any given time.

During the six-month period ended June 30, 2024, and the year ended December 31, 2023, there were no exercises of the June 2022 Warrants.

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 9:- EQUITY (cont.)

h.	August 2023 Financing Round

On August 14, 2023, the Company closed an underwritten public offering (the “2023 Public Offering”) of 212,500 ordinary shares, at a purchase price of $5.20 per ordinary share, and pre-funded warrants to purchase up to 37,500 ordinary shares at a purchase price of $5.174 per pre-funded warrant, for aggregate gross proceeds of approximately $1,300, pursuant to an underwriting agreement between the Company and Aegis Capital Corp, the underwriter in the 2023 Public Offering, dated August 10, 2023. Pursuant to the terms of the underwriting agreement, the Company also granted the underwriter a 45-day option to purchase up to an additional 37,500 ordinary shares solely to cover over-allotments. This 45-day option was not exercised.

i.	October 2023 Financing Round

On October 13, 2023, the Company announced the closing of a private placement with an institutional investor with gross cash proceeds to the Company of approximately $5,026, before deducting fees related to the placement agent and other offering expenses payable by the Company.

In connection with the private placement, the Company issued an aggregate of 1,930,108 units, each unit consisting of two pre-funded warrants (the “October 2023 Warrants”). The October 2023 Warrants have an exercise price of $0.001, are immediately exercisable upon issuance and have a term of five years from the date of issuance.

During the six-month period ended June 30, 2024, 1,893,100 ordinary shares were issued in respect to the exercise of 1,893,100 October 2023 Warrants.

During the period between July 1, 2024, and through to the date of this report, 1,784,211 ordinary shares were issued in respect to the exercise of 1,784,211 October 2023 Warrants. As of the date of these financial statements, there are no outstanding October 2023 Warrants.

j.	January 2024 Standby Equity Purchase Agreement

On January 21, 2024, the Company entered into a Standby Equity Purchase Agreement (“SEPA”), as amended on February 26, 2024, with YA II PN, LTD. (“YA”), which provided for the sale of up to $20,000 of the Company’s Ordinary Shares (the “Advance Shares”). As of June 30, 2024, of the $20,000 eligible to be sold pursuant to the SEPA (the “Commitment Amount”), the Company has sold 925,159 ordinary shares. The Advance Shares to be purchased or purchased by YA pursuant to the SEPA are for a share price equal to 97% of the market price, which is defined as the lowest daily volume weighted average price of the Ordinary Shares during the three consecutive trading days commencing on the trading day immediately following the delivery of an advance notice to YA.

In connection with the SEPA, the Company may request pre-paid advances of the Commitment Amount, in an amount up to $5,000 (each a “Pre-Paid Advance”). Each Pre-Paid Advance will be evidenced by a promissory note (each a “Promissory Note”). Each Promissory Note will fully mature 24 months following its issuance and shall accrue interest on the outstanding principal balance thereon at a rate of 5% per annum, increasing to 18% per annum upon an Event of Default (as defined in the Promissory Note). Beginning 150 days after the issuance of a Promissory Note, the Company shall pay to YA a monthly installment payment of 10% of the original principal amount of the Promissory Note and accrued interest, payable in cash or by submitting an advance notice, where YA will offset the amount due to be paid to the Company under such notice against an equal amount of the monthly installment amount, at the Company’s option. If the Company elects to pay in cash, the installment amount shall also include a payment premium in the amount of 5% of the principal amount of the installment payment. The Promissory Note contains the Company’s customary representations and warranties and events of default.

In addition, pursuant to the SEPA, the Company issued to YA an aggregate of 55,293 of its Ordinary Shares in satisfaction of payment of the commitment fee of $200.

YA will pay all brokerage fees and commissions and similar expenses in connection with the offer and sale of Ordinary Shares by YA pursuant to the SEPA. The Company will pay the expenses (except brokerage fees and commissions and similar expenses) incurred and register pursuant to the Securities Act of 1933, as amended, the offer and sale of the Ordinary Shares pursuant to the SEPA by YA. See also note 11b.

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 10:- ADDITIONAL INFORMATION TO THE ITEMS OF PROFIT OR LOSS

	Six months ended June 30,		Year Ended December 31,
	2024	2023	2023
	Unaudited		Audited
	USD in thousands
a. Research and development expenses:

Wages and related expenses	$224	$202	$392
Share-based payment	8	23	34
Clinical studies	117	145	254
Regulatory, professional and other expenses	386	366	719
Research and preclinical studies	100	45	101
Chemistry and formulations	6	-	141

	841	781	1,641

b. General and administrative expenses:

Wages and related expenses	311	217	415
Share-based payment	8	45	68
Professional and directors’ fees	1,670	1,366	2,594
Business development expenses	53	38	86
Office maintenance, rent and other expenses	68	48	110
Investor relations and business expenses	57	310	369
Wellution operating expenses	101	107	145
Amazon fees	297	686	1,042
Regulatory expenses	67	104	202

	$2,632	$2,921	5,031

 SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 11:- EVENTS AFTER THE REPORTING PERIOD

a.

On July 8, 2024, the Company announced that it signed a non-binding letter of intent (the “LOI”) to spin off its advanced clinical stage pharmaceutical portfolio and its equity stake in SciSparc Nutraceuticals Inc. (collectively, the “Target Assets”). The LOI references a proposed asset and share purchase agreement (the “Asset and Share Purchase Agreement”), the definitive agreement of which is to be negotiated between the Company and Miza III Ventures Inc. (“Miza”) (TSXV: MIZA.P), a publicly traded company on the Toronto Stock Exchange Venture in Canada.

The Asset and Share Purchase Agreement is based on the approximate total USD 3.3 million (CAD 4.5 million) enterprise value of Miza, when including its $1,000 cash position, and an approximate $11,600 (CAD 15.8 million) value of SciSparc’s assets.

Pursuant to the LOI, SciSparc will sell, assign, convey and transfer to Miza the Target Assets in consideration for 63,300,000 common shares of Miza and up to 48,000,000 Miza contingent rights based on pre-determined milestones. Following the closing of such transaction, SciSparc would hold a controlling interest in Miza, the exact percentage of which is contingent on agreeing definitive terms between the parties. The resulting entity, of which SciSparc will hold a stake in the resulting entity ranging from a minimum of approximately 75% to a maximum of 84.53%, will be active in both the pharmaceutical and supplement sectors.

b.	From July 16, 2024, through September 17, 2024, the Company has sold 4,817,626 ordinary shares in respect of the SEPA for proceeds of $3,576.

c.

On August 13, 2024, the Company entered into an exclusive patent license agreement (the “License Agreement”) for the out-licensing of its SCI-160 program (the “Assets”) with Polyrizon Ltd. (the “Licensee”). According to the License Agreement, SciSparc granted the Licensee a royalty-bearing, exclusive, sub-licensable right and license to the Assets (the “License”). In consideration for the License, the Company received and will receive certain shares of the Licensee, reflecting an issue price of $3,000, and royalties from sales related to and income generated from the Assets. Further, the Licensee will pay SciSparc pre-determined fees upon the completion of certain development milestones relating to the Assets.

d.

On September 26, 2024, the Company signed a non-binding letter of intent (“LOI”) to sell its entire ownership interest in MitoCareX to a publicly-traded company in the United States (“the Purchaser”). SciSparc currently owns 52.73% of the issued and outstanding share capital of MitoCareX. Pursuant to the terms of the LOI, initially, in exchange for transferring and selling to the Purchaser a number of ordinary shares of MitoCareX that constitute 27% of the Company’s ownership in MitoCareX, SciSparc will receive in cash consideration of $700. Subsequent to this first phase, SciSparc will transfer to the Purchaser the remaining 73% of its ownership stake in MitoCareX in exchange for a certain number of shares based on the valuation of the Purchaser equal to $8,000 and a valuation of MitoCareX equal to $5,000 (the latter of which includes the $700 in cash consideration for SciSparc’s shares described above). The LOI also includes provisions for additional milestones that, upon achievement, could increase the consideration paid by the Purchaser to SciSparc from $5,000 to $7,000. The details of the full terms of this transaction are subject to negotiation and execution of definitive agreements.